No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2015

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

The Board of Directors of Honda Motor Co., Ltd. (the “Company”) has decided, at its meeting held on March 13, 2015, to voluntarily adopt International Financial Reporting Standards (“IFRS”) in place of U.S. generally accepted accounting principles (“U.S. GAAP”) for the Company’s consolidated financial statements for the year ending March 31, 2015 to be included in the annual securities report of the Company (to be submitted to the Financial Services Agency of Japan) and Form 20-F (to be submitted to the U.S. Securities and Exchange Commission) for that fiscal year.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Hideo Moroe
Hideo Moroe
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: March 13, 2015

[Translation]

March 13, 2015

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Takanobu Ito
President and Representative Director

Notice Concerning Voluntary Adoption of

International Financial Reporting Standards (IFRS)

The Board of Directors of Honda Motor Co., Ltd. (the “Company”) has decided, at its meeting held on March 13, 2015, to voluntarily adopt International Financial Reporting Standards (“IFRS”) in place of U.S. generally accepted accounting principles (“U.S. GAAP”) for the Company’s consolidated financial statements for the year ending March 31, 2015 to be included in the annual securities report of the Company (to be submitted to the Financial Services Agency of Japan) and Form 20-F (to be submitted to the U.S. Securities and Exchange Commission) for that fiscal year.

The Company decided to voluntarily adopt IFRS aiming at improving comparability of financial information across international capital markets as well as standardization of financial information and enhancing efficiency of financial reporting of the Company and its consolidated subsidiaries.

Please note that the Company’s summary of consolidated financial results to be prepared under the listing rules of the stock exchange and consolidated financial documents required under the Companies Act for the year ending March 31, 2015 will be prepared in accordance with U.S. GAAP, as in past years.

Schedule of disclosure in relation to adoption of IFRS (planned)

Time of Disclosure	Disclosure Materials	Accounting Standards to be Applied
Late April, 2015

Summary of consolidated financial results for the year ending March 31, 2015

-      Consolidated financial results for the year ending March 31, 2015

-      Forecast of consolidated financial results for the year ending March 31, 2016

U.S. GAAP IFRS

Late May, 2015	Consolidated financial documents required under the Companies Act for the year ending March 31, 2015	U.S. GAAP

Late June, 2015	Annual Securities Report for the year ending March 31, 2015	IFRS
	Form 20-F for the year ending March 31, 2015	IFRS